UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-51229

CUSIP Number:  8631SP202

(Check One): [X] Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [   ] Form 10-Q [   ] Form 10-D  [   ] Form N-SAR  [   ] Form N-CSR

For Period Ended: December 31, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - REGISTRANT INFORMATION

STRATUM HOLDINGS, INC.
Full Name of Registrant

Tradestar Services, Inc.
Former Name if Applicable

Three Riverway, Suite 1590
Address of Principal Executive Office (Street and Number)

Houston, Texas  77056
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if applicable)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On March 5, 2010, Stratum Holdings, Inc. (the “Company”) undertook to amend its financial statements for the year ended December 31, 2008 to be filed in its annual report on Form 10-K for the year ended December 31, 2009, based upon review comments of the staff of the Securities and Exchange Commission.  This restatement will reflect the impact of reversing a 2007 impairment adjustment to the Company’s oil and gas properties and booking additional depreciation, depletion and amortization (“DD&A”) expense for the first three quarters of 2008 and a full cost “ceiling test” adjustment as of December 31, 2008.  As a result of this restatement and the related impact on the audit of the Company’s financial statements by its independent registered public accounting firm, the Company will be unable to file its annual report on Form 10-K for the year ended December 31, 2009 by the March 31, 2010 due date.   The Company undertakes to file such annual report on Form 10-K no later than 15 calendar days following the March 31, 2010 due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

D. Hughes Watler, Jr.	(713)	479-7050
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports(s).

 [X] Yes   [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Stratum Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

STRATUM HOLDINGS, INC.

Date: March 31, 2010	By:	/s/ D. Hughes Watler, Jr.
D. Hughes Watler, Jr., Chief Financial Officer